SURFNET ANNOUNCES BRIDGE FINANCING

SurfNet Media Group, Inc. Today Announced a $517,000 Bridge Loan By Accredited Investors and Management Arranged by Charter Capital Resources

NEW YORK - PRNewswire-FirstCall - Aug. 20

NEW YORK, Aug. 20 /PRNewswire-FirstCall/ -- SurfNet Media Group, Inc. (BULLETIN
BOARD: SFNM) today announced a $517,000 bridge loan by accredited investors and management arranged by Charter Capital Resources. $222,000 has been received; the balance, which is not subject to market or performance contingencies, is payable in six monthly installments. The loan converts to 2,655,558 unregistered common shares at $.25 per share. The investment represents a 16.66% discount from market, based on an average $.30 closing sales price for the last four trading days. SurfNet will use the proceeds to expand its sales and marketing efforts and for general operations. SurfNet has 7,867,934 shares issued and outstanding (10,523,492 shares giving effect to the convertible debt).

SurfNet (http://www.surfnetmedia.com/) is an Internet broadcast media company producing diverse audio content streamed 24/7, that enables sponsors to deliver cost-effective advertising content to targeted audiences. SurfNet's mission is to create and expand Internet communities by utilizing Internet broadcast media as a vehicle for communication and commerce. SurfNet's business opportunities include delivering corporate and genre based Internet radio to key constituencies; streaming traditional radio and Internet radio directly to desktops; facilitating distributed enterprise communications; and providing rich media content for on-line yellow pages.

SurfNet produce original, live, Internet talk radio programming through its networks, VoiceAmerica(TM) Radio (http://www.voiceamerica.com/) and BusinessAmerica(TM) Radio (http://www.businessamericaradio.com/). SurfNet utilizes its patented Metaphor(TM) technology as a cost-effective communications tool to deliver Internet radio programming and other rich media content. Metaphor is an HTML media container that adds to websites/desktops in seconds without downloading, easily streams audio and video, and modifies instantly from a single control point. Metaphor's applications include a media player, an email-free enterprise communications tool for distributed workforces, membership and affinity groups, a multimedia toolbar and a mini-web page.

This release contains "forward-looking statements" governed by Sections 27A of the Securities Act of 1933 and 21E of the Securities Act of 1934. SurfNet believes the expectations reflected in such forward-looking statements are reasonable, but cannot assure they will prove correct. Several important factors could cause actual results to differ materially from those expressed in any forward-looking statement, including inability to obtain financing for technology development or business expansion; reliability and availability of required technology; financial, operational and other business problems associated with rapid business expansion; and general and industry-specific economic conditions. SurfNet has no obligation to modify its forward-looking statements to reflect the occurrence of future events or circumstances.

Denise Dion of SURFNET MEDIA GROUP, INC, +1-602-426-7200, or denise.dion@surfnetmedia.com.




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